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                                                                   Exhibit 99.1

                                [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
JUNE 4, 2002

                       DRAXIS FILES PRELIMINARY PROSPECTUS
                            FOR COMMON SHARE OFFERING

MISSISSAUGA, ONTARIO, JUNE 4, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) has filed a preliminary prospectus for a proposed treasury and secondary offering of an estimated 5 million common shares to be made in Canada and the United States, including approximately 3 million shares to be issued by DRAXIS.

Proceeds from the treasury portion of the proposed offering of approximately 3 million shares will be used by DRAXIS to augment its working capital position, to fund a portion of the Company's recently announced US$12 million capital plan and for general corporate purposes. As a result of the offering, DRAXIS's outstanding shares will increase approximately 8% to approximately 40 million.

Concurrent with the proposed treasury offering, Elan International Services, Ltd., a subsidiary of Elan Corporation, plc, and Novopharm Limited, a subsidiary of Teva Pharmaceutical Industries Ltd., will offer approximately 2 million shares.

The offering will be underwritten by CIBC World Markets Inc., National Bank Financial Inc. and Ryan, Beck & Co. LLC. The offering will be made in Canada by way of short form prospectus and in the United States pursuant to the multijurisdictional disclosure system (MJDS). The underwriters have been granted an option in respect of 15% of the common shares at the same price to be offered to the public to cover over-allotments.

The registration statement for the common shares has not yet become effective. The common shares may not be sold nor may offers to buy the common shares be accepted prior to the time that the registration statement becomes effective.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

About DRAXIS Health Inc.


DRAXIS Health Inc. is an integrated specialty pharmaceutical company with strong core competencies in two segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

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EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:
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
FOR DRAXIS HEALTH INC. IN CANADA:         FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                            Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                        The Investor Relations Group
Phone: 877-441-1984                       Phone:   212-825-3210
Fax:   905-677-5494                       Fax:     212-825-3229
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